Exhibit 99.1

QIWI Releases Sustainable Development Report for 2022

NICOSIA, CYPRUS – September 20, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge payment and financial services, today released its Sustainable Development Report for 2022. The report has been prepared with reference to the Global Reporting Initiative 2021 (GRI) and on the basis of the Commercial Banks Standard, Consumer Finance Standard, Software and IT Services Standard introduced by the Sustainability Accounting Standards Board (SASB). The climate-related disclosures are based on the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

The Company demonstrates its commitment to continuously evaluate and improve its practices to drive sustainable, equitable and prosperous impacts for QIWI’s stakeholders. QIWI strives to offer simple, affordable, and advanced financial solutions to everyone, irrespective of age, ethnicity, lifestyle, or profession.

“Despite the challenging external environment, QIWI successfully navigated all the 2022 hurdles through its robust business model, financial and operational resilience, and commitment to sustainability,” said Sergey Solonin, Chairman of the Board of Directors. “In light of the current economic turmoil, we see a great need to support people in difficulty, so we focus on taking care of our employees and addressing social issues in general. In 2022, QIWI launched a mental wellbeing platform for employees and a training program for people aspiring to shift to an IT career but lacking a specialized background. QIWI also continued its initiatives to promote a culture of philanthropy. In the meantime, we have followed our commitments and enhanced our sustainability management approaches. In 2022, we transformed the Board of Directors Strategy Committee into a Strategy and Sustainable Development Committee and approved QIWI’s Sustainable Development Policy and Strategy.”

You can find the report on our website: https://investor.qiwi.com/sustainability/.

About QIWI plc.

QIWI is an innovative provider of cutting-edge payment and financial services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit investor.qiwi.com.

Investor Relations Contact:

+357.25028091

ir@qiwi.com

Sustainability Contact:

esg@qiwi.com

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected development of the restructuring plan, regulatory approvals, its timing and timing of Russian assets divesture, projections of revenue share post restructuring, ability to comply with NASDAQ listing criteria, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions in each country of our presence, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.